Exhibit 6

Stilwell Value Partners LP

111 Broadway, Suite 1203

New York, NY 10006

(212) 269-1551

THE DIRECTORS OF MALVERN FEDERAL BANCORP, INC. ARE:

Ronald Anderson, F. Claire Hughes, Jr., Edward P. Shanaughy II,

Kristin S. Camp, Steven Scartozzi, George E. Steinmetz, Joseph E. Palmer, Jr.,

Therese Woodman, John B. Yerkes, Jr.

September 1, 2010

Dear Fellow MLVF Owner,

Our Company reported a mere nickel per share in profit for last quarter, and non-performing assets remain high at above 4%.  In fact, according to Malvern’s recent regulatory filing:

“As a result of a recently completed examination by the Office of Thrift Supervision (the “OTS”), in July 2010 the OTS issued a supervisory directive to the Bank and notified it that the Bank was deemed to be in troubled condition, as defined in OTS regulations.”

Our share price has dropped below $8, yet the above directors still refuse a ‘second-step’ conversion that would bring a capital cushion into our bank and give the public holders an increase in the value of our shares (by 40% or more, based on recent valuations for ‘second-step’ conversions).  What are our directors thinking?  Are they thinking?

To date, these people refuse to publicly or privately explain their refusal.  They are apparently inadequate as directors of a community bank.